[MERIT LETTERHEAD]

December 23, 2010

FEDERAL EXPRESS AND

EDGAR CORRESPONDENCE

Mr. Russell Mancuso

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                              Merit Medical Systems, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed November 18, 2010

File No. 333-169012

Mr. Mancuso:

We have reviewed the comment set forth in your letter dated December 2, 2010, regarding Amendment No. 1 to the Registration Statement of Merit Medical Systems, Inc. (“Merit”) referenced above (the “Registration Statement”), and offer the following response. For ease of reference, our response is preceded by a bolded restatement of your comment set forth in your letter.

A.            Please amend your registration statement to incorporate by reference the Form 8-K/A filed November 22, 2010.

Response:  As requested, we have amended the registration statement to incorporate by reference the Form 8-K/A filed November 22, 2010.

If you have any further questions regarding this response, please contact me directly at (801) 208-4307 or Brian Lloyd, Merit’s external counsel, at (801) 257-7964.

Sincerely,

/s/ Kent W. Stanger
Kent W. Stanger
Chief Financial Officer
Merit Medical Systems, Inc.

cc: Brian G. Lloyd